EXHIBIT 99.1

CyberSeal - Magal's Cyber Security Arm Demonstrating its Products and Solutions at IFSEC, London

LONDON, June 17, 2014 /PRNewswire/ -- IFSEC Stand E1235 -Magal Security Systems, Ltd. (MAGS) announced today that its cyber-security subsidiary, CyberSeal Ltd., is currently presenting its products and solutions at the London IFSEC show. The IFSEC show is being held in London from 17-19 June 2014, and is the largest event globally for the security industry, bringing together the entire security buying chain in one place.

Mr. Ilan Kaplan, CyberSeal's CEO, said, "This is the first time we are participating in this prestigious show and we look forward to capitalizing on a substantial number of promising leads. The physical security market in the UK is quite mature and is beginning to realize the cyber risks resulting from the proliferation of networked solutions. We encourage all industry stakeholders to visit our unique booth and we look forward to educating them about our viable and affordable solutions."

About CyberSeal

CyberSeal Ltd. is a pioneer in providing cyber security for ICS (Industrial Control Systems). The company offers tailored products that secure wired and wireless networks of physical security, sensors, SCADA, and industrial controllers. It also delivers a Security Information & Event Management (SIEM) system, providing full cyber security solutions for mission critical applications.

CyberSeal's RUBIDIUM is a unique SIEM system; enabling users in Security Operation Centers (SOC) to monitor the entire set of threats on sites including the cyber layer. The RUBIDIUM collects traffic information from various network equipment (such as Ethernet Switchers and Wi-Fi access points) and receives cyber threats and alarms from security appliances and applications such as the CyberSeal TUNGSTEN Cyber Security Ethernet Switch.

CyberSeal is the Cyber Security subsidiary of Magal S3http://www.cyber-seal.net

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal S3
Eitan Livneh, President & CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
http://www.magal-s3.com

GK Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@gkir.com